UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3 )1

OHA Investment Corporation

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

67091U102

(CUSIP Number)

Steven I. Stein Etude Capital LLC 110 San Antonio ST. STE 1213 Austin, TX 78701 (832) 472-3295

STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Etude Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

CapLab Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		178,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

178,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Capital Laboratories Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		178,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

178,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Steven I. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		216,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

216,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

CO

11

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,491,420
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,491,420
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,491,420*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

  * Includes 291,420 Shares owned directly.

12

CUSIP NO. 67091U102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 600,000 Shares owned directly by BLR Partners is approximately $611,989, including brokerage commissions. The aggregate purchase price of the 600,000 Shares owned directly by Radoff Foundation is approximately $699,896, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 291,420 Shares directly owned by Mr. Radoff is approximately $356,134, including brokerage commissions.

The Shares purchased by Etude and CapLab were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 38,000 Shares owned directly by Etude is approximately $43,488, including brokerage commissions. The aggregate purchase price of the 178,000 Shares owned directly by CapLab is approximately $187,742, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons continue to have constructive conversations with the Chairman and certain members of management of the Issuer and the Reporting Persons have reiterated their desire for the Issuer to maximize shareholder value and have also strongly voiced their opposition to any capital raises by the Issuer that are dilutive to the Issuer’s net asset value.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,172,392 Shares outstanding as of November 13, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2017.

A.	Etude
(a)	As of the close of business on February 14, 2018, Etude beneficially owned 38,000 Shares.

Percentage: Less than 1%

13

CUSIP NO. 67091U102

(b)	1. Sole power to vote or direct vote: 38,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Etude since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	CapLab
(a)	As of the close of business on February 14, 2018, CapLab beneficially owned 178,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 178,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 178,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CapLab since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	CapGP
(a)	CapGP, as the general partner of CapLab, may be deemed the beneficial owner of the 178,000 Shares owned by CapLab.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 178,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 178,000
4. Shared power to dispose or direct the disposition: 0

(c)	CapGP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of CapLab since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Mr. Stein
(a)	Mr. Stein, as the President of Etude and the President and sole director of CapGP, may be deemed the beneficial owner of the (i) 38,000 Shares owned by Etude and (ii) 178,000 Shares owned by CapLab.

Percentage: Approximately 1.1%

14

CUSIP NO. 67091U102

(b)	1. Sole power to vote or direct vote: 216,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 216,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stein has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Etude and CapLab since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
E.	BLR Partners
(a)	As of the close of business on February 14, 2018, BLR Partners beneficially owned 600,000 Shares.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
F.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

15

CUSIP NO. 67091U102

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
H.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
I.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
J.	Radoff Foundation
(a)	As of the close of business on February 14, 2018, Radoff Foundation beneficially owned 600,000 Shares.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
K.	Mr. Radoff
(a)	As of the close of business on February 14, 2018, Mr. Radoff directly owned 291,420 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 600,000 Shares owned by BLR Partners and (ii) 600,000 Shares owned by Radoff Foundation.

Percentage: Approximately 7.4%

16

CUSIP NO. 67091U102

(b)	1. Sole power to vote or direct vote: 1,491,420
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,491,420
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

17

CUSIP NO. 67091U102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Etude Capital LLC

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President

CapLab Partners LP

By:	Capital Laboratories Inc. General Partner

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President and Sole Director

Capital Laboratories, Inc.

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President and Sole Director

/s/ Steven I. Stein
Steven I. Stein

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

18

CUSIP NO. 67091U102

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

19

CUSIP NO. 67091U102

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Etude Capital LLC

10,000	1.1900	2/5/2018

CapLab Partners LP

14,646	1.2000	2/5/2018

THE RADOFF FAMILY FOUNDATION

10,000	1.2400	1/26/2018
12,825	1.2260	1/18/2018
4,675	1.2060	1/17/2018
55,000	1.2050	1/16/2018

BRADLEY L. RADOFF

1,362	1.2560	2/14/2018
60,058	1.2290	2/13/2018
12,471	1.2360	2/12/2018
10,000	1.2200	2/9/2018
43,829	1.2220	2/8/2018
63,700	1.2240	2/7/2018
66,009	1.2200	2/6/2018
33,991	1.2060	2/5/2018
(28,957)	1.0970	12/22/2017
(86,043)	1.1050	12/21/2017